

March 17, 2009

Mr. Mark Fingarson
President and Chief Executive Officer
Xcellink International Inc.
3148 Kingston Rd.
Scarborough, Ontario, Canada M1M 1P4

> **Re: Xcellink International Inc.**
> **Form 8-K**
> **Filed March 13, 2009**
> **File No. 333-143767**

Dear Mr. Fingarson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 13, 2009

1.   Please indicate the correct Commission File Number, "333-143767," on all future filings.

2.   In the first paragraph, we note that your former accountants were dismissed. Please amend your report to indicate whether the board of directors recommended or approved the dismissal of your former accountants, to comply with Item 304(a)(1)(iii) of Regulation S-B.

3.	We note in the second paragraph that, in accordance with Item 304(a)(1)(ii) of Regulation S-B, you provided a statement indicating that your accountants' reports on your financial statements for either of the past two years and the period from July 15, 2005 (inception) through December 31, 2007 "…contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle." This requirement includes disclosure in the accountants' report of uncertainty regarding your ability to continue as a going concern. Please revise your disclosure to fully address this requirement.

4.	We note in the third paragraph that the period for which you address whether there were any disagreements with your former accountant extends only to September 30, 2008. This disclosure, in accordance with Item 304(a)(1) of Regulation S-B, should also address any subsequent interim period *through the date of dismissal*. Please revise your disclosure accordingly.

5.	Please include a revised, updated letter from your former accountant addressing the revised disclosures in your amendment.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact me at (202) 551-3863.

Sincerely,

Donald F. Delaney
Senior Staff Accountant